MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present at BIO 2006

Vancouver, BC, CANADA & San Diego, CA, USA – April 6, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has been selected to present at the BIO 2006 Business Forum which is being held as part of BIO 2006, the Biotechnology Industry Organization's Annual International Convention.  Bill Milligan, Senior Vice President of Corporate Development and Chief Business Officer will make the presentation on April 11th at 11:15am (CDT) in Room B of the McCormick Place Convention Center, Chicago, Illinois. A copy of the presentation will be available on the Company’s web site at www.migenix.com the day of the presentation.

Some highlights of the presentation include:

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A Phase III confirmatory study of CPI-226, a first-in-class anti-infective for preventing catheter-related infections, currently enrolling patients under a Special Protocol Assessment with the US FDA and results expected in the first half of calendar 2007, followed by regulatory applications in the US and Europe.

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A Phase IIb study of MX-3253, an oral α-glucosidase I inhibitor for the treatment of chronic hepatitis C virus infections currently enrolling patients in combination with peginterferon alfa-2b with and without ribavirin, with results of the study expected in mid-calendar 2006.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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